EXHIBIT 3.01
Certificate of Change Pursuant to NRS 78.209

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website:  www.nvsos.gov

Certificate of Change Pursuant
to NRS 78.209

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1. Name of corporation:

Location Based Technologies, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

300,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

As a result of the 3 for 1 stock split, two additional shares of the Corporation’s common stock, $0.001 par value per share, shall be issued for each issued and outstanding share held by stockholders of record as of 5:00 p.m. Eastern Daylight Time on October 20, 2008.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

Not applicable.

7. Effective date of filing (optional):

5:00 p.m. Eastern Daylight Time, on October 20, 2008 (must not be later than 90 days after the certificate is filed)

8. Signature:  (required)

/s/ Desire Mejia
Desire Mejia	COO & Secretary
Signature of Officer	Title